DuPont Fabros Technology, Inc.

1212 New York Avenue, NW, Suite 900

Washington, D.C. 20005

June 16, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Martin

Re:	DuPont Fabros Technology, L.P.
DuPont Fabros Technology, Inc.
Registration Statement on Form S-4 (File No. 333-165465) (the “Registration Statement”)

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DuPont Fabros Technology, Inc., a Maryland corporation, DuPont Fabros Technology, L.P., a Maryland limited partnership, and certain of their subsidiaries (collectively, the “Company”), hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of June 17, 2010 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable. The Company also requests the Commission to confirm such effective date and time in writing.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DuPont Fabros Technology, Inc.

By:	/s/ Richart A. Montfort, Jr.
Richard A. Montfort, Jr.
General Counsel and Secretary